November 20, 2006
Mr. Donald C. Hunt
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:	Electric City Corp. Registration Statement on Form S-3 Filed September 11, 2006 File No. 333-137236
Dear Mr. Hunt:
This letter is in response to the letter dated September 28, 2006 from Russell Mancuso in which the Commission provided comments to the above referenced filing.
Attached is a copy of the amendment to our Registration Statement on Form S-1, marked to show changes from our Registration Statement on Form S-3 filed with the SEC on September 11, 2006.
The following are our responses to the comments contained in your letter relating to our Registration Statement on Form S-3:

Your
Comment
#	Comment/Response

1.	Applicable comments issued in connection with our review of your pending Form S-1 (File No. 333-136992) must be resolved before we act on any request to accelerate the effective date of this registration statement.

Acknowledged. An amendment to the pending S-1 (File No. 333-136992) will be filed shortly.

2.	Please provide us your detailed analysis of your eligibility to conduct this offering on Form S-3, citing all authority on which you rely.

We have concluded that we are not eligible to conduct this offering on Form S-3 and have therefore amended the filing on a Form S-1.

3.	Please ensure that you have filed the consent of all auditors who provided reports that you incorporate by reference. For example, we note the missing consent from the auditor of your financial statements.

Your
Comment
#	Comment/Response

The correct consents have been filed with the attached amendment.

4.	Please file an opinion of counsel regarding whether the rights are legal, binding obligations under the state contract law that governs the rights.

The opinion of counsel regarding the rights has been added to exhibit 5.1 and is filed herewith.
We hope that we have adequately addressed all of your questions and comments. Please feel free to contact me or our attorney, Andy Connor, at (312) 845-5118, if you have any further questions or comments regarding our filings.
Sincerely,
/s/ Jeffrey Mistarz

Jeffrey Mistarz
Chief Financial Officer & Treasurer
enclosures